Cytation  Corporation
4902  Eisenhower  Blvd.
Suite  185
Tampa,  Florida  33634
(813)  885-5998

June  2,  2006


United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
Attn:  Pamela  Long,  Assistant  Director
100  F  Street,  N.E.
Washington,  D.C.  20549-7010

     RE:     CYTATION  CORPORATION
             INFORMATION  STATEMENT  ON  SCHEDULE  14C
             FILED  MAY  9,  2006
             FILE  #  000-05388

Dear  Ms.  Long,

     We  received your letter commenting on the Revised Information Statement on
Schedule 14C ("Schedule 14C") filed on May 9, 2006 by Cytation Corporation (the "Company"). In connection with your comments, we have made necessary changes suggested in your letter and filed them in an amended Schedule 14C, filed via
EDGAR on June 2, 2006. In addition, we have filed a copy of this letter as correspondence on EDGAR. We have placed revision marks at the beginning and end of each material change in the Schedule 14C (punctuation and spelling changes are not marked). Changes to tables are denoted by revision marks at the beginning and end of each table.

     Our  responses  to  your  comments  follow  below.

Change  in  Control  and  Acquisition
-------------------------------------

Series  A  Preferred  Stock  Offering  and  Debt  Financing
-----------------------------------------------------------

1. On page 25 we have corrected our disclosure to read that we sold an additional 225,348 shares of Series A Preferred Stock since January 18, 2006.

Capital  Structure
------------------

2. We have revised our disclosure on pages 37-38 of the Schedule 14C by adding the following material.

          Upon conversion of each Series of Preferred Stock, or upon exercise of each Series of Warrants, by the holder, the Company can settle its obligations upon such conversion or exercise, as applicable, by delivering registered or unregistered common stock. Pursuant to the Investor Rights Agreement dated January 18, 2006, if the Company does not file a registration statement by certain target dates, registering the common shares issuable upon conversion of the Series A Convertible Preferred Stock, and issuable upon exercise of the Series A Warrants and Series B Warrants, and such registration statement is not declared effective by certain additional target dates, then the Company is required to issue, as a penalty, its unregistered Series A Warrants to the holders of the Series A Convertible Preferred Stock. Under the Investor Rights Agreement, the maximum aggregate penalty incurred by the Company for failure to timely have the registration statement declared effective, is the issuance of Series A Warrants exercisable for the number of common shares equal to nine ( 9 %) percent of the sum of (a) the number of shares issuable upon conversion of the Series A Convertible Preferred Stock, and (b) the number of shares issuable upon conversion of the Series A Warrants (the "Penalty Warrants"). The Penalty Warrants may be unregistered securities, and, as liquidated damages, is the sole penalty available upon failure to have the registration statement declared effective.

3. On page 37 we have corrected our disclosure by changing the second reference to "Series C" Preferred Stock to "Series D" Preferred Stock.

4. In our response filed May 9, 2006, we previously discussed in detail FAS 150, FAS 133, and EITF 00-19.

     Pursuant to the narrative contained in the Accounting Staff Member's report dated December 1, 2005 titled "Current Accounting and Disclosure Issues in the Division of Corporation Finance," we have concluded that we do not have a detachable conversion feature and therefore have not performed a calculation for such. We have come to this conclusion by performing the following analysis:

     We first analyzed whether the host contract is a conventional convertible instrument pursuant to paragraph 4 of EITF 00-19 and EITF 05-02. Pursuant to paragraph 4 of EITF 00-19 and EITF 05-02, we concluded that the instrument is a conventional convertible instrument and therefore, the embedded conversion option should qualify for equity classification. Further, the embedded conversion option should qualify for the scope exception in SFAS 133 and should not be bifurcated from the host instrument. We also concluded that based on the analysis herein, the convertible instrument should be accounted for in accordance with APB 14;

     ASR 268 and EITF Topic D-98 for classification and measurement of the convertible instrument and EITFs 98-5 and 00-27 should be considered for any beneficial conversion feature.

     We reviewed the treatment of the Company's issuance of its perpetual preferred stock, with no stated redemption date, pursuant to the current guidance EITF 98-5. The EITF notes that regarding perpetual preferred stock all discounts retain their character such that (a) a discount resulting from the accounting for a beneficial conversion option is amortized from the date of issuance to the earliest conversion date and (b), for SEC registrants, other discounts on perpetual preferred stock that has no stated redemption date but that is required to be redeemed if a future event that is outside the control of the issuer occurs should be accounted for pursuant to ASR 268 (and the related SEC staff guidance).

     Since the Company's perpetual preferred stock does not contain any redemption features outside the Company's control as discussed in ASR 268, the issuer believes that its classification as part of permanent equity is appropriate. Pursuant to our discussions, because the perpetual preferred stock is permanent equity and will not effect to the income statement, we have not calculated the value of the beneficial conversion features, or amortized the discounts from the face value of the preferred stock.

     In adopting ASR 268 in 1979, the Commission stated that it was not its "intention to deal with the conceptual issue of whether redeemable preferred stock is a liability." Further, the Commission stated that it was not its "intention to alter existing practice or authoritative guidelines relative to accounting for elements of stockholders' equity (for example, the determination of the carrying value of redeemable preferred stock ). [ASR 268] is intended to represent only an interim solution until the FASB, in connection with its conceptual framework project, addresses the related conceptual issues." In May 2003, the FASB issued Statement 150, which addresses how an issuer classifies in its statement of financial position and measures certain financial instruments that have characteristics of both liabilities and equity. Statement 150 does not address all of the instruments to which ASR 268 (Rule 5-02.28 of Regulation S-X) and the interpretive guidance in this staff announcement had originally applied. The SEC staff has the following observations about the valuation of redeemable preferred stock that is not within the scope of Statement 150.

     The SEC staff believes the initial carrying amount of redeemable preferred stock should be its fair value at date of issue. This SEC staff announcement does not change the accounting for derivative instruments or embedded derivatives that are within the scope of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (as amended), which must be accounted for in accordance with the provisions of that Statement. If redeemable currently (for example, at the option of the holder), the security should be adjusted to its redemption amount at each balance sheet date. The redemption amount at each balance sheet date should include amounts representing dividends not currently declared or paid but which will be payable under the redemption features or for which ultimate payment is not solely within the control of the registrant (for example, dividends that will be payable out of future earnings). If the security is not redeemable currently (for example, because a contingency has not been met), and it is not probable that the security will become redeemable, subsequent adjustment is not necessary until it is probable that the security will become redeemable. In that case, the SEC staff would expect disclosure of why it is not probable that the security will become redeemable.

     Since the convertible preferred instrument does not contain a redemption feature and it is not probable that it will ever contain a redemption feature the instrument should remain as permanent equity at its stated value and no beneficial conversion feature shall be recorded and therefore shall not adjust from time to time except in the event of conversion by holder from preferred stock to common stock.

     In Section II. B., of the above mentioned document starting on page 30 it discusses the necessary analysis to determine the classification and measurement of warrants as freestanding instrument. It further states, "warrants should be analyzed to determine whether they meet the scope exception in paragraph 11 of SFAS 133."

     We also concluded that the warrants which are freestanding instruments did meet the scope exception and therefore should be booked as equity once they are exercised because they do not require the Company to cash settle and do not contain liquidated damages in the event the warrants are not registered within a certain time frame and can be settled with unregistered stock. We have included such outstanding warrants in our fully diluted earnings per share and have disclosed the amount outstanding, various strike prices and expiration dates in our notes to our financial statements.


Options  and  Warrants  Convertible  into  Common  Shares
---------------------------------------------------------

5. On page 46 we have corrected disclosures throughout our table explaining the assumptions used in calculating the fair value of our warrants.

6. On page 46 we have corrected disclosures throughout our table explaining the assumptions used in calculating the fair value of our warrants.

7. On page 46 we have included the assumptions used to value our Class E, BD-4, and BD-5 warrants in our table explaining the assumptions used in calculating the fair value of our warrants.

Management's  Discussion  and  Analysis  of  Financial  Condition and Results of
--------------------------------------------------------------------------------
Operations
----------

Liquidity  and  Capital  Resources
----------------------------------

8. As suggested, we have revised our disclosure on page 52 to reflect the correct distributions to shareholders.

General
-------

9. We have attached our interim financial statements for the period ending April 1, 2006 and have updated our Management's Discussion and Analysis of Financial Condition and Results of Operations accordingly.

Statements  of  Changes  in  Stockholders'  Deficit,  page  F-5
---------------------------------------------------------------

10. On pages 46-47 of the Schedule 14C, we have revised our table under the heading "Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters" to retroactively reflect our 2-for-1 stock dividend declared on November 14, 2005 and have explained that this stock dividend did not include our preferred stock. Likewise, in the subsequent events footnote to Exhibit 99.1, we have explained that, as a result of the 2-for-1 stock dividend declared on November 14, 2005, Foley Hoag, LLP now holds 10,000 shares.

     All of our preferred stock converts to common stock on a post-dividend basis. We have noted this on page 39 of the Schedule 14C, under the heading "Preferred Shares."

Exhibit  99.3
-------------
Deer  Valley  Homebuilders'  Financial  Statements
--------------------------------------------------

11. We have corrected our disclosures in our footnotes to read that we have issued 745,622 shares of Series A Preferred Stock.

Exhibit  99.4
-------------
Pro  Forma  Consolidated  Statements  of  Operations
----------------------------------------------------

12.  Please  see  our  fourth  response  above.

13. We included the Deer Valley Acquisitions Corp.'s 7,620,100 shares of common stock in calculating diluted earnings per share computations as of December 31 because, pursuant to the Securities Purchase and Share Exchange Agreement (a) 4,945,100 shares of Common Stock of Deer Valley Acquisitions Corp. were exchanged for 49,451 shares of Cytation's Series B Preferred Stock, which is convertible into 4,945,100 shares of Cytation's Common Stock, and (b) 2,675,000 shares of Common Stock of Deer Valley Acquisitions Corp. were exchanged for 26,750 shares of Cytation's Series C Preferred Stock, which is convertible into 2,675,000 shares of Cytation's Common Stock. We have clarified that the amount refers to the common shares underlying the Series B and Series C Preferred Stock.

     If you should have any questions regarding our amended Schedule 14C, please do not hesitate to contact me.

                                           Sincerely,


                                           /s/  Charles  G.  Masters
                                           -------------------------
                                           Charles  G.  Masters
                                           President & Chief  Executive Officer
                                           Cytation  Corporation

Cc:   Bush  Ross,  P.A.